Exhibit 99.1

New Gold Outlines Opportunities to Extend C-Zone Beyond 2030, Presents Strategic Pipeline for Additional Mine Life Extension at New Afton

TORONTO, Oct. 10, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to provide an update on promising opportunities for mine life extension at New Afton, with the potential to extend the mine life beyond 2030. The Company also reports encouraging drill results and future exploration plans for the K-Zone and AI-Southeast gold-copper zones and presents a regional outlook on exploration initiatives in South-Central British Columbia, with a plan to strategically leverage New Afton's mill and tailings facilities to further extend the mine life.

Highlights

  Potential opportunity to extend C-Zone mine life beyond 2030 with minimal capital investment
  Encouraging drill results at K-Zone, a new exploration zone located approximately 200 metres east of East Extension, targeting copper-gold porphyry mineralization. New Afton's exploration strategy includes the development of an exploration drift to accelerate K-Zone exploration drilling
  Promising drill results at AI-Southeast with intersection of 40 metres (estimated true width) of 0.56 g/t gold and 1.03% copper mineralization within potassic alteration zone. The Company plans to test down-dip continuation utilizing the upcoming K-Zone underground exploration drift in 2024
  Launch of New Gold's regional-scale mineral system and machine-learning driven prospectivity mapping of South-Central British Columbia, and greenfield exploration work programs planned for Little Fort copper-gold porphyry property and Meridian orogenic gold project

Strategic Pipeline for Mine Life Extension

The New Afton Mine is well positioned with a current Mineral Reserves life to 2030 and is currently transitioning to a period of production growth and decreasing costs, which is expected to result in strong cash flow generation over the coming years. With C-Zone entering the production ramp-up phase, the Company is focused on unlocking the long-term potential of the mine. Exploration spending has increased over the past few years allowing the Company to develop a pipeline of Mineral Resources and exploration targets, underpinning a strategic outlook for mine life extension.

At December 31, 2022, New Afton's Measured and Indicated Mineral Resources included 66.5 million tonnes at average grades of 0.71% copper and 0.57 g/t gold1. A priority for New Gold is to convert a portion of these Mineral Resources to Mineral Reserves over the next few years.

New Gold is currently evaluating three of the most promising resource zones for potential conversion to Mineral Reserves; C-Zone, East Extension, and D-Zone (Figure 1). Together these zones contain Measured and Indicated Mineral Resources of 418 million pounds of copper and 509,000 ounces of gold and Inferred Mineral Resources of 85 million pounds of copper and 118,000 ounces of gold1.

Figure 1: New Afton Mine long section looking north (mine grid orientation), showing concept areas for resource to reserve conversion (CNW Group/New Gold Inc.)

The Company is currently evaluating the opportunity to extend C-Zone with minimal capital investment, which would extend New Afton's mine life and C-Zone's profile of low operating costs and strong cash flow. Current C-Zone Mineral Reserves are limited to a maximum height of draw ("HOD") of 350 metres, leaving Mineral Resources between the top of C-Zone and the bottom of the B3 cave. The Company will reassess C-Zone HOD assumptions in the coming years based on cave performance. Additionally, there is an opportunity to expand C-Zone laterally, with the inclusion of additional drawpoints on the extraction level. The Company is evaluating the potential to add additional drawpoints on the eastern side of the C-Zone footprint to mine the lower portion of East Extension.

The upper part of the East Extension contains a wide high-grade core and is currently being evaluated as a potential stoping mine. With the completion of the East Extension drilling campaign in 2023, the Company is advancing a scoping study towards a potential Mineral Resource and Mineral Reserve estimate for the zone. As the zone is entirely above the elevation of the C-Zone footprint, C-Zone materials handling, ventilation, and dewatering infrastructure could be utilized, reducing capital investment.

D-Zone is the continuation of the same orebody as Lift 1, B3, and C-Zone, and is considered as a potential fifth block cave. D-Zone has the potential to continue to improve as the deposit is extended at depth with additional drilling. The Company intends to continue drilling D-Zone with the objective of developing a critical mass of Mineral Resources to support a pre-feasibility study, which could result in a step-change in New Afton Mineral Reserves.

In addition to the existing large Mineral Resource base, the Company is actively testing several targets for potential new underground mining zones outside of the main deposit. In 2020, New Gold defined three drill targets through analysis of alteration, geochemical data, and artificial intelligence; AI-Southeast, AI-North, and AI-West. Drill testing of these targets has confirmed copper-gold mineralization with favorable alteration and metal zonation, including a high-grade copper intersection at AI-Southeast, reported below. Follow-up drilling has been limited due to a lack of suitable underground drill locations as B3 and C-Zone cave construction was prioritized. The exploration strategy includes the development of a 370 metre drift to accelerate underground exploration drilling and provide ideal drill platforms for resource development over the coming years.

K-Zone represents a potential zone of porphyry copper-gold mineralization in addition to the AI targets from 2020, reported below. These discoveries highlight the high prospectivity at New Afton and, while still in the early stages of drilling, could potentially unlock new mining zones above the C-Zone footprint elevation.

Looking outside the New Afton underground mine, the Company has identified further strategic opportunities for mine life extension, both on the New Afton land package and regionally within South-Central British Columbia, leveraging on New Afton's processing plant, infrastructure, and tailings storage facility, which have sufficient capacity to process significantly more ore beyond the current New Afton mine life. The Company is launching a regional-scale mineral system and machine-learning driven prospectivity analysis with the primary objective of discovering the next generation of porphyry copper-gold deposits in South-Central British Columbia. Following New Afton's recent success with ore purchasing, the Company is assessing exploration opportunities at its existing properties in the region for high-grade ore as supplementary mill feed to generate incremental cash flow.

Drilling Update on New Copper-Gold Zones

K-Zone

New Gold is pleased to report drilling results at K-Zone, a distinct and promising zone of porphyry copper-gold mineralization situated 200 metres east of East Extension (Figure 2). The K-Zone is characterized by disseminated chalcopyrite mineralization hosted within potassic-altered diorite, defining a trend subparallel to the East Extension Zone. Boreholes EA23-455 and EA23-462 intersected 20 metres (estimated true width) of 0.32 g/t gold and 0.27% copper mineralization, and 14 metres (estimated true width) of 0.64 g/t gold and 0.67% copper mineralization, respectively. Future exploration will utilize the planned exploration drift, which is anticipated to improve the drilling angle and allow testing the up-dip continuation of the K-Zone where a zonation to higher-grade bornite-dominated mineralization is targeted based on metal zonation observed elsewhere within the mine, including at East Extension. A table with all K-Zone assay results from 2020 to 2023, including results from non-representative boreholes drilled along the zone, are presented in Appendix A to this news release.

Figure 2: New Afton Mine long section looking north (mine grid orientation), showing K-Zone target area (CNW Group/New Gold Inc.)

AI-Southeast

The Company reports the intersection of a potassic-alteration-dominated mineralized copper-gold zone at AI-Southeast, located below the calc-potassic HW1 Zone (Figure 3). Borehole EA21-302 intersected 40 metres (estimated true width) of 0.56 g/t gold and 1.03% copper mineralization within potassic alteration, interpreted to be the top of the calc-potassic to potassic transition zone, mimicking the alteration and metal zonation identified elsewhere within the mine, where the potassic zone typically shows increased grades and continuity.. The 2024 AI-Southeast exploration campaign anticipates targeting the down-dip continuation of the zone utilizing the planned K-Zone underground exploration drift mentioned above.

Figure 3: New Afton Mine cross section looking west (mine grid orientation), showing AI-Southeast target area (CNW Group/New Gold Inc.)

Regional Exploration

Strong focus on South-Central British Columbia

The Company maintains a keen interest in South-Central British Columbia, recognized as a prospective region for gold and porphyry copper mineralization (Figure 4), the largest copper-producing region in Canada. New Gold has extensive experience in alkalic porphyry systems, a likely competitive advantage in exploring for copper-gold mineralization within the region. The Company also harnesses state-of-the-art innovations in geophysics and spectral geochemistry to enhance prospects for discovery.

The Company has launched a regional-scale mineral system and machine-learning driven prospectivity analysis, facilitated by its collaboration with Mira Geoscience. This initiative, complemented by cutting-edge MDRU porphyry vectoring, geophysical analysis, and district-scale copper-isotope studies in partnership with University of Michigan and Juniata College, forms a cohesive strategy for expediting the discovery of copper and gold within new and known search spaces.

Figure 4: Mineral prospectivity of South-Central British Columbia with location of New Gold projects (CNW Group/New Gold Inc.)

Little Fort

The Company consolidated 14,000 hectares of mineral claims encompassing the Little Fort property in South-Central British Columbia. Situated within a well-established alkalic porphyry belt, located 110 kilometres by highway north of the New Afton processing plant, this property boasts a multitude of documented mineral occurrences, ranging from historical workings to advanced prospects, all indicative of a copper-gold porphyry system (Figure 5). Several mineral occurrences within the property underscore high prospectivity of this area, hinting at the potential for an undiscovered porphyry. The 2023 exploration campaign is meticulously geared towards target generation, encompassing soil geochemistry, geological mapping, and induced polarization geophysics. Fieldwork in 2024 is expected to include advanced geophysical assessments across the entire property, revising 3D geological models and interpretations, and employing property-scale machine-learning-based target generation supported by ALS GoldSpot. The Company was granted a five-year Notice of Work drilling permit and plans to initiate drilling on newly generated targets at Little Fort in 2024.

Figure 5: Little Fort project and selected documented mineral occurrences (CNW Group/New Gold Inc.)

Meridian

The Company completed a successful 2023 exploration campaign on the Meridian Property. This high-grade orogenic gold prospect spans 615 hectares of contiguous claims located 310 kilometres by highway from the New Afton processing plant (Figure 6). The property has a history of underground mining dating back to the early 1900s and 1930s and centres around the Camborne Fault, a known prospective structure regionally associated with numerous gold and silver occurrences. The Company has identified exploration potential over a four kilometre long corridor, including gold-bearing quartz veins defined by surface and underground mapping over one kilometre. Fieldwork to date has encompassed geological mapping, chip sampling, LiDAR surveys, drone magnetometry, and digitization of historical underground workings. The Company plans to initiate a drilling campaign at Meridian in 2024, with a five-year Notice of Work drilling permit submitted and pending approval.

Figure 6: Meridian project and 2023 field sampling highlights (CNW Group/New Gold Inc.)

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	Mineral Resource amounts are reproduced from New Gold's Summary of Mineral Reserve and Mineral Resource estimates as at December 31, 2022 at page 15 of New Gold's Annual Information Form dated February 24, 2023 ("Year End Mineral Reserves and Mineral Resources"). The Year End Mineral Reserves and Mineral Resources include a breakdown Measured and Indicated Mineral Resources at New Afton by category and by area. Total Measured Mineral Resources are 31,645,000 tonnes at 0.60 g/t gold, 2.1 g/t silver and 0.77% copper. Total Indicated Mineral Resources are 34,883,000 tonnes at 0.55 g/t gold, 2.1 g/t silver and 0.65% copper. Amounts noted for Measured and Indicated and Inferred Resources for C-Zone, East Extension and D-Zone are cumulative totals for those areas set out in the Year End Mineral Reserves and Mineral Resources. For all further information about the Year End Mineral Reserves and Mineral Resources, including key assumptions, parameters, and methods used and identification of any known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources, please see New Gold's Annual Information Form dated February 24, 2023.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's ability to successfully extend the New Afton mine life beyond 2030, including extending the C-Zone mine life beyond 2030 with minimal capital investment; expectations regarding the anticipated prospectivity of the K-Zone and AI-Southeast gold-copper zones; plans to successfully leverage the mill and tailings facilities to extend the mine life beyond 2030; expectations regarding increased gold and copper production during the C-Zone period and decreased all-in sustaining costs resulting in significant free cash flow at New Afton in the coming years; successful execution of New Afton's proposed underground and regional exploration strategy and on the anticipated timeline; intended plans for testing the AI-Southeast transition zone down-dip continuation in 2024 utilizing the K-Zone underground exploration drift; the Company's estimates and expectations regarding Mineral Reserves and Mineral Resources and the grades and accuracy thereof; the Company's ability to successfully convert additional Mineral Resources to Mineral Reserves as anticipated; the achievement of the Company's proposed strategic pipeline for mine life extension and the factors and opportunities contributing thereto; completion of the reassessment of C-Zone HOD assumptions in the coming years; the successful undertaking of expansion opportunities of the C-Zone; planned focus areas and initiatives regarding New Afton's underground exploration program; the Company's ability to successfully establish a Mineral Resource and Mineral Reserve estimate for the East Extension and the evaluation of potential mining methods and anticipated capital investment required; the accuracy of expectations regarding the continued improvement of D-Zone potential with additional drilling; the achievement of developing a critical mass of Mineral Resources in the D-Zone to support a pre-feasibility study and potential step-change in New Afton Mineral Reserves resulting therefrom; the potential for discovery of new mining zones outside the main deposit and above the C-Zone footprint elevation; expectations regarding the sufficiency of New Afton's processing plant, infrastructure and tailings storage facility to process sufficiently more ore beyond the current mine life; the potential for discovery of porphyry copper-gold deposits in South-Central British Columbia; the Company's plans to use regional high-grade ore as supplemental mill feed and the incremental cash flow expected therefrom; planned utilization of the exploration drift for future exploration and the anticipated benefits; successful undertaking of planned underground and regional exploration initiatives at New Afton, the accomplishment of anticipated results and projected timeline associated therewith; the anticipated sufficiency of experience and innovative equipment and technology for expediting the discovery of copper and gold within new and known search spaces; accuracy of projections for undiscovered porphyry in the Little Fort property and the Company's ability to successfully locate currently undiscovered porphyry; successful initiation of drilling at Little Fort in 2024 and intended plans for 2024 fieldwork; receipt of the requisite permit approval and successful initiation of the drilling campaign at Meridian in 2024; and successful completion of intended exploration and drilling programs and accomplishment of expected results therefrom.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine; and (10) the results of the life of mine plan for the New Afton mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

QA/QC Procedure

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its New Afton Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular two metre intervals, halved and shipped in sealed bags to Activation Laboratories Ltd. in Kamloops, British Columbia. Additional information regarding the Company's data verification and quality assurance processes is set out in the February 28, 2020 New Afton National Instrument 43-101 Technical Report titled "Technical Report on the New Afton Mine, British Columbia, Canada" available on SEDAR at www.sedar.com.

Technical Information

The scientific and technical information relating to the drilling update on the new copper-gold zones and the regional exploration contained herein has been reviewed and approved by Dr. Jean-François Ravenelle, Vice President, Geology for the Company. All other scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Dr. Ravenelle is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec. Mr. Bouchard is a Professional Engineer and member of the Professional Engineers of Ontario. Dr. Ravenelle and Mr. Bouchard are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters, and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2022 dated February 24, 2023 filed and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Appendix A – Drilling results from 2020-2023 in the K-Zone

Note: Estimated true width of boreholes drilled down-dip along the K-Zone cannot be calculated and are left blank

Drill Hole	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Cu (%)
EA20-279	472	478	6	-	0.50	0.33
	542	548	6	-	0.48	0.45
	592	598	6	-	0.27	0.43
	610	618	8	-	0.79	0.77
	624	646	22	-	0.77	0.78
EA20-280	592	600	8	-	0.37	0.46
	640	656	16	-	0.61	0.49
	674	696	22	-	0.50	0.69
	742	798	56	-	0.60	0.43
	812	848	36	-	0.62	0.76
EA20-286	536	544	8	-	0.54	0.33
	580	620	40	-	0.24	0.40
	692	698	6	-	0.75	0.10
	730	760	30	-	0.61	0.21
EA22-404	695	711	16	-	0.41	0.22
	777	795	18	-	0.45	0.57
EA22-412	338	354	16	-	0.43	0.49
	458	504	46	-	0.47	0.33
EA23-455	456	562	106	20	0.32	0.27
EA23-462	408	466	58	14	0.64	0.67
EA23-466	232	250	18	-	0.39	0.61
	314	330	16	-	0.62	0.47
EA23-468	155	177	22	-	0.33	0.26

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SOURCE New Gold Inc.

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For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 18:00e 10-OCT-23